ATTORNEYS AT LAW Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400 www.cooley.com JOHN T. MCKENNA (650) 843-5059 mckennajt@cooley.com	Broomfield, CO 720 566-4000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000

August 3, 2005

Russell Mancuso, Esq.

Timothy Buchmiller, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Hoku Scientific, Inc.
Registration Statement on Form S-1
File No. 333-124423

Ladies and Gentlemen:

This letter is submitted on behalf of Hoku Scientific, Inc. (the “Company”), in connection with the above-referenced Registration Statement on Form S-1, File No. 333-124423, as amended (the “Registration Statement” or the “Filing”), filed with the Securities and Exchange Commission (the “Commission”), under the Securities Act of 1933, as amended, covering the proposed offering of the Company’s Common Shares (the “Offering”), to provide the staff of the Commission (the “Staff”) with certain information with respect to a change in the price of the Offering from the price of the Offering reflected in the Registration Statement and the preliminary prospectus distributed in connection with the Offering (the “Distributed Preliminary Prospectus”).

The Company intends to file Amendment No. 7 to such Registration Statement to change the Offering price of the shares to between $8.00 and $9.00 per share as compared to the $11.00 to $13.00 price range assumed in the Distributed Preliminary Prospectus. The number of shares included in the Offering is expected to remain at 4,200,000 shares (plus 630,000 shares subject to the underwriters’ over-allotment option).

At an Offering price of $8.00 per share, the total net proceeds to the Company will be approximately $29.7 million as compared to the approximately $45.4 million reflected in the Distributed Preliminary Prospectus (in each case assuming that the underwriters’ over-allotment option is not exercised).

The Company respectfully submits that it does not believe that a recirculation of a preliminary prospectus is appropriate or necessary in light of this change as the Company does not believe that the reduction in net proceeds materially changes the disclosure contained in the Distributed Preliminary Prospectus. Although the reduction in Offering price will decrease the net proceeds, such reduction would not materially change the Company’s business as currently contemplated and discussed in the Distributed Preliminary Prospectus. The Company believes that the reduction in the Offering price to $8.00 per share and down to $6.40 per share, the 20% safe harbor off of the low-end of the range permitted by Rule 430A of the Securities Act of 1933, as amended, and the resulting decrease in proceeds would not have a material effect on the Company, its use of proceeds as stated in the “Use of Proceeds” section of the Distributed Preliminary Prospectus, in any of the disclosure with respect to the Company’s development strategy or expectations as set forth in the “Business” and other sections of the Distributed

August 3, 2005

Preliminary Prospectus or in any of the risks identified in the “Risk Factors” section of the Distributed Preliminary Prospectus. The underwriters of such Offering concur with the Company’s analysis above.

The Company anticipates that, despite the proposed reduced Offering price, it will complete the construction and build-out of a combined office, research and development and manufacturing facility and will spend $5.0 million of the proceeds for continued product research and development, as identified in the “Use of Proceeds” section, on the Company’s originally anticipated schedule. The decrease in net proceeds and consequent reduction in working capital generated would not change the Company’s belief as to the sufficiency and duration of its working capital.

As of March 31, 2005, the Company had cash, cash equivalents and short-term investments of $4.2 million and working capital of $3.7 million. The Company has carefully reviewed its projections based on the reduction in proceeds and after considering its current cash position, continues to believe that the projection appearing in “Risk Factors,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Operating Capital and Capital Expenditure Requirements” regarding the sufficiency of capital to satisfy its anticipated cash requirements for the next 12 months remains accurate at an Offering price of $8.00 per share down to $6.40 per share. The Company notes for the Staff that the projection included in the Distributed Preliminary Prospectus was prepared using conservative assumptions.

We have been informed by the managing underwriters that the normal channels of communications between the underwriters and potential purchasers are being and would be used to inform such potential purchasers of the change in the Offering price prior to the mailing of confirmation notices. All underwriters have agreed to notify all purchasers of the change in the Offering price and changes in the disclosure in the prospectus prior to confirming sales. In addition, a copy of the final prospectus would accompany each confirmation notice.

For the foregoing reasons, we believe that the statutory standards of Section 8(a) of the Securities Act of 1933, as amended, have been met without recirculation of a preliminary prospectus and that acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 is appropriate. The Company and managing underwriters previously filed a request for acceleration of effectiveness at 4:00 p.m., EDT, on August 2, 2005, or as soon as practicable thereafter and respectfully request that the Registration Statement be declared effective at 4:00 p.m. (EDT) on August 3, 2005, or as soon as practicable thereafter.

In connection with this request, the undersigned registrant hereby acknowledges that:

(i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and

(iii) the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 3, 2005

Please do not hesitate to call me at (650) 843-5059 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/    JOHN T. MCKENNA

John T. McKenna

cc:	Scott B. Paul, Esq., Hoku Scientific, Inc. (w/out enclosures)
Timothy J. Moore, Esq., Cooley Godward LLP (w/out enclosure)